Exhibit 99.01
DexCom, Inc. Reports First Quarter 2016 Financial Results

SAN DIEGO, CA - (BUSINESS WIRE-April 27, 2016) - DexCom, Inc. (Nasdaq: DXCM) today reported its unaudited financial results as of and for the quarter ended March 31, 2016.

First Quarter 2016 results:

Revenue grew to $116.2 million for the first quarter of 2016, an increase of 60% from the $72.8 million in revenue for the same quarter in 2015. Gross profit totaled $75.1 million for the first quarter of 2016, compared to a gross profit of $46.5 million for the same quarter in 2015. Net loss was $19.2 million, or $0.23 per share for the first quarter of 2016, compared to $12.9 million, or $0.17 per share for the same quarter in 2015. The net loss of $19.2 million for the first quarter of 2016 included $28.6 million in non-cash expenses, comprised primarily of share-based compensation, depreciation and amortization, compared to the net loss of $12.9 million for the same quarter of 2015, which included $18.7 million in non-cash expenses.

Cost of sales increased $14.8 million to $41.1 million for the first quarter of 2016 compared to $26.3 million for the same quarter in 2015, primarily due to an increased sales volume, and partially due to increased warranty costs. Research and development expense increased by $12.4 million to $32.2 million for the first quarter of 2016 compared to $19.8 million for the first quarter of 2015. Changes in research and development expense included additional payroll costs and $3.1 million in additional non-cash share-based compensation. Selling, general and administrative expense increased by $22.7 million to $62.1 million for the first quarter of 2016 compared to $39.4 million for the first quarter of 2015, with the change primarily due to additional payroll and marketing costs, and $5.0 million in additional non-cash share-based compensation. As of March 31, 2016, DexCom had $106.5 million in cash, cash equivalents and short-term marketable securities.

Conference Call

Management will hold a conference call today starting at 4:30 p.m. (Eastern Time). The conference call will be concurrently webcast. The link to the webcast will be available on the DexCom, Inc. website at www.dexcom.com by navigating to "About Us," then "Investor Relations," and then "Events and Presentations," and will be archived for future reference. To listen to the conference call, please dial (888) 771-4371 (US/Canada) or (847) 585-4405 (International) and use the confirmation number "41665863" approximately five minutes prior to the start time.

About DexCom, Inc.

DexCom, Inc., headquartered in San Diego, California, is developing and marketing continuous glucose monitoring systems for ambulatory use by people with diabetes and by healthcare providers in the hospital.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements that are not purely historical regarding DexCom’s or its management’s intentions, beliefs, expectations and strategies for the future. All forward-looking statements and reasons why results might differ included in this press release are made as of the date of this release, based on information currently available to DexCom, deal with future events, are subject to various risks and uncertainties, and actual results could differ materially from those anticipated in those forward looking statements. The risks and uncertainties that may cause actual results to differ materially from DexCom’s current expectations are more fully described in DexCom’s quarterly report on Form 10-Q for the period ended March 31, 2016, as filed with the Securities and Exchange Commission on April 27, 2016. Except as required by law, DexCom assumes no obligation to update any such forward-looking statement after the date of this report or to conform these forward-looking statements to actual results.

FOR MORE INFORMATION:
Steven R. Pacelli
Executive Vice President, Strategy and Corporate Development
(858) 200-0200
www.dexcom.com

DexCom, Inc.
Consolidated Balance Sheets
(In millions—except par value data)

	March 31, 2016	December 31, 2015
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$77.9	$86.1
Short-term marketable securities, available-for-sale	28.6	29.1
Accounts receivable, net	67.3	74.1
Inventory	46.1	35.2
Prepaid and other current assets	7.5	6.8
Total current assets	227.4	231.3
Property and equipment, net	65.9	54.7
Intangible assets, net	2.0	2.2
Goodwill	3.7	3.7
Other assets	0.4	0.1
Total assets	$299.4	$292.0
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$45.1	$38.9
Accrued payroll and related expenses	16.7	24.9
Current portion of long-term debt	1.7	2.3
Current portion of deferred revenue	0.6	0.8
Total current liabilities	64.1	66.9
Other liabilities	4.1	3.9
Total liabilities	68.2	70.8
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value, 5.0 shares authorized; no shares issued and outstanding at March 31, 2016 and December 31, 2015, respectively	—	—
Common stock, $0.001 par value, 100.0 authorized; 83.7 and 83.4 issued and outstanding, respectively, at March 31, 2016; and 82.0 and 81.7 shares issued and outstanding, respectively, at December 31, 2015	0.1	0.1
Additional paid-in capital	806.0	776.8
Accumulated other comprehensive loss	(0.3)	(0.3)
Accumulated deficit	(574.6)	(555.4)
Total stockholders’ equity	231.2	221.2
Total liabilities and stockholders’ equity	$299.4	$292.0

DexCom, Inc.
Consolidated Statements of Operations
(In millions—except per share data)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Revenues	$116.2	$72.8
Cost of sales	41.1	26.3
Gross profit	75.1	46.5
Operating expenses
Research and development	32.2	19.8
Selling, general and administrative	62.1	39.4
Total operating expenses	94.3	59.2
Operating loss	(19.2)	(12.7)
Interest income	0.1	—
Interest expense	(0.1)	(0.2)
Net loss	$(19.2)	$(12.9)
Basic and diluted net loss per share	$(0.23)	$(0.17)
Shares used to compute basic and diluted net loss per share	82.1	77.8